Exhibit 99.1

Lichen China Limited Expands Presence in International Markets

Xiamen, China, March 14, 2024 /PRNewswire/ -- Lichen China Limited (the “Company” or “Lichen China”)(NASDAQ:LICN), a dedicated financial and taxation service provider in China, today announced its expansion into international markets. Lichen China established its subsidiary in Singapore (“Lichen Singapore”) in December 2023 and has now officially started operations.

Mr. Li Ya, Chairman of Lichen China, stated, “In the initial phase of Lichen China’s internationalization strategy, we will focus on Singapore, gradually introducing top international talents from the industry, and expanding our reach into Southeast Asia, continuously expanding our overseas footprint. The Company has appointed Robert Bodenstein, Chair of the International Council of Management Consulting Institutes (ICMCI), as its new independent director, as the first step. Over the past few years, as the Company has deepened its collaborations with numerous large enterprises and multinational corporations, we have increasingly felt the potential of international business. Moving forward, the company will focus on building global delivery capabilities, enhancing solution capabilities, and fostering partnerships within our ecosystem. Recently, the Company has entered into an agreement with the Singa-Sino Economic & Cultural Exchange Association, an association dedicated to studying the historical and current exchange of economic and cultural interactions between China and Singapore, becoming an important member of the association, jointly providing convenient financial, taxation, enterprise management, and informatization services to its members. The establishment of Lichen Singapore is a crucial step in the Company’s internationalization strategy. The company will fully utilize its superior financial system and geographical location to obtain more opportunities and competitive advantages, and serve as a valuable resource for Chinese companies expanding globally and international firms investing in China.”

About Lichen China Limited

Lichen China Limited focuses on providing financial and taxation solution services, education support services, and software and maintenance services under its “Lichen” brand. In recognition of the Company’s expertise and experience in the financial and taxation solution services industry for over 18 years, the Company has built up its reputation as a dedicated financial and taxation solution services provider of professional and high-quality services in China. For more information, please visit the Company’s website: https://ir.lichenzx.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s use of proceeds from the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Tian Sun
Phone: +86-592-5586999
Email: ir@lichenzx.com